

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

Via E-mail
Drew J. Pfirrman
Senior Vice President and General Counsel
M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203

>   **Re: M&T Bank Corporation**
>   **Registration Statement on Form S-4/A**
>   **Filed February 8, 2013**
>   **File No. 333-184411**

Dear Mr. Pfirrman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1.   We note your response to prior comment 1. Without necessarily agreeing with your analysis under Rule 14a-4(a)(3), the staff has determined not to undertake any further review of this issue at this time.

Interests of Hudson City Directors and Executive Officers in the Merger, page 90

2.   In this section, where you have provided information on an aggregate basis for non-employee directors, please revise to provide the information on an individual basis.

Please contact Laura Crotty at (202) 551-3563 or Michael Seaman at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director